Classification: Limited

Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 December 2019. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 December 2019
(£m)
Capitalisation
Equity
Shareholders’ equity	41,697
Other equity instruments	5,906
Non-controlling interests	203
Total equity	47,806

Indebtedness

Subordinated liabilities	17,130

Debt securities
Debt securities in issue	97,689
Liabilities held at fair value through profit or loss (debt securities)	7,531
Total debt securities	105,220

Total indebtedness	122,350

Total capitalisation and indebtedness	170,156

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 December 2019, all indebtedness was unsecured except for £37.2 billion of securitisation notes and covered bonds and £2.1 billion of debt securities issued by the Group’s asset-backed conduits.

There have been no issuances or redemptions of subordinated liabilities since 31 December 2019.

There has been no material change in the information set forth in the table above since 31 December 2019.